EXHIBIT 12.1

Red Hat, Inc.

Ratio of Earnings to Fixed Charges

February 29, 2004

	2004	2003	2002	2001	2000
Net Income/(loss)	$13,998	$(6,599)	$(140,216)	$(86,715)	$(42,427)
Interest expense	1,446	535	172	51	26
Amortized premiums, discounts and capitalized expenses related to debt	15,665	0	0	0	0
Interest associated with capital leases	289	333	137	41	25
Interest component of rental expense	530	420	450	370	190

Sub total	17,930	1,288	759	462	241
Ratio	1.78070273	-4.1234472	-183.737813	-186.694805	-175.26506
Deficiency	—	-6,599	-140,216	-86,715	-42,427